<SUBMISSION-INFORMATION-FILE>
<TYPE>                        NT 10Q
<DOCUMENT-COUNT>              1
<SROS>                        NONE
<FILER>
     <CIK>                    0001081751
     <CCC>                    #MD7FUEK
</FILER>
<PERIOD>                      06/30/02
<DOCUMENT>
     <TYPE>                   NT 10Q
     <DESCRIPTION>            NOTICE OF LATE FILING
<TEXT>

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

  [ ]Form10-K [ ]Form10-KSB [ ]Form20-F [ ]Form11-K [ ]Form10-Q [x]Form10-QSB

                       For the Period Ended: June 30, 2002

If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates: N/A

PART  I - REGISTRANT INFORMATION

Full Name of Registrant:                    Americana Publishing Inc.

Former Name if Applicable:                  Not Applicable

Address of Principal Executive Office:      303 San Mateo NE, Suite 104A

City, State, and Zip Code:                  Albuquerque, New Mexico 87108

PART II - RULES 12b-25(B) AND (c)

If the subject report could not be filed without  unreasonable effort or expense and the  registrant  seeks relief  pursuant to Rule  12(b)-25(b),  the following should be completed. (Check box if appropriate)

[ ]  (a) The reasons  described in reasonable  detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

[X]  (b) The subject annual report,  semi-annual report, or transition report on
     Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth  calendar day following the prescribed due date;
     or the subject  quarterly report or transition  report on Form 10-Q or Form
     10-QSB, or portion thereof,  will be filed no later than the fifth calendar day following the prescribed due date; and

[ ]  (c)  the  accountant's  statement  or  other  exhibit  required  by  Rule
     12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 10-KSB,  20-F, 11-K,
10-Q, 10-QSB, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period.

     The Company is unable to file its Form  10-QSB for the quarter  ending June
     30, 2002 within the prescribed time period because the Company  experienced some  difficulty  in  compiling  its  financial  records  to  complete  the preparation  of its  financial  statements  for the period.  The  financial statements  are  currently  being  reviewed  by the  Company's  independent auditor.  Management  believes  that this  review will be  completed  after
     August 14, 2002, but before August 19, 2002.

PART IV - OTHER INFORMATION

(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification:

                        Forrest Carleton, General Counsel
                            Americana Publishing Inc.
                                 (505) 265-6121

(2) Have all other  periodic  reports  required under Section 13 or 15(d) of the
Securities  Exchange Act of 1934 or Section 30 of the Investment  Company Act of
1940  during  the  preceding  12  months  or for such  shorter  period  that the
Registrant  was required to file such  report(s) been File. If the answer is no, identify the report(s):

                                                                  [X] Yes [ ] No

(3) Is it anticipated that any significant  change in results of operations from the  corresponding  period for the last  fiscal  year will be  reflected  by the earnings statements to be included in the subject report or portion thereof?

                                                                  [ ] Yes [X] No

If so, attach an explanation of the  anticipated  change,  both  narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. N/A

                            Americana Publishing Inc.
                 _______________________________________________
                  (Name of Registrant as specified in charter)

has  caused  this  notification  to be signed on its  behalf by the  undersigned hereunto duly authorized.

Date:    August 13, 2002                             /s/ George S. Lovato
                                                     ___________________________
                                                     By: George S. Lovato
                                                     President